# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALPHA PRO TECH LTD, CIK 0000884269
CUSIP: 020772109
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 53 WELLINGTON STREET EAST, AURORA, Ontario Canada (A6), L4G 1H6
Date of event which requires filing of this statement: 12/13/2018
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001437749-21-002940
Filed by CIK 0001726903
Persons authorized to receive notices and communications: Donna Millar, 53 Wellington Street East, Aurora, Ontario Canada (A6), L4G 1H6, (905) 479-0654

## Reporting persons
- Millar Donna (CIK 0001726903): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 1,284,603; shared voting power 0; sole dispositive power 1,284,603; shared dispositive power 0; aggregate amount beneficially owned 1,284,603 (11.7% of the class)
  Comment: Calculated by dividing the number of shares beneficially owned by the reporting person by 10,998,700 shares of Common Stock of Alpha Pro Tech, Ltd. outstanding as of November 4, 2024, as reported by Alpha Pro Tech, Ltd. in its Quarterly Report on Form 10 Q, filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01
Name of issuer: ALPHA PRO TECH LTD
Address of issuer's principal executive offices: 53 WELLINGTON STREET EAST, AURORA, Ontario Canada (A6), L4G 1H6
Comment: This Schedule 13D is filed (this Schedule 13D) by the Reporting Person (as identified above and defined below) with respect to the Common Stock, par value $0.01 (Shares), of Alpha Pro Tech, Ltd., a Delaware corporation, with its principal executive offices located at 53 Wellington Street East, Aurora, Ontario, Canada L4G 1H6 (the Issuer).

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Donna Millar (the Reporting Person). The Reporting Person previously reported ownership of Shares of the Issuer on Schedule 13G, originally filed on December 21, 2018 and amended on February 13, 2020, but has subsequently determined that reporting on Schedule 13D is more appropriate, as further set forth in Item 4 of this Schedule 13D.
Residence or business address: The Reporting Person's business address is 53 Wellington Street East, Aurora, Ontario, Canada L4G 1H6.
Present principal occupation or employment: The Reporting Person is a director and employee of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an individual resident of the Province of Ontario and a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired 1,380,921 Shares on December 13, 2018 for no consideration upon settlement of the estate of her husband, the former President and Chairman of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired 1,380,921 Shares on December 13, 2018 upon settlement of the estate of her husband, the former President and Chairman of the Issuer. The Reporting Person serves on the Issuer's board of directors and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to Items 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Millar Donna: /s/ Donna Millar, Donna Millar (02/12/2025)